June 13, 2008

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

RE:	Nucor Corporation

Form 10-K for the fiscal year ended December 31, 2007

Form 10-Q for the period ended March 31, 2008

File No. 1-4119

Dear Mr. O’Brien:

This letter is submitted on behalf of Nucor Corporation (the “Company”) in response to comments set forth in your letter dated May 15, 2008. The responses to your comment letter are set forth below, with each paragraph numbered to correspond to the numbered paragraphs set forth in your letter.

Form 10-Q for the period ended March 31, 2008

3. Inventories, page 7

1.	We have read your response to comment 5 in our letter dated April 21, 2008. You state, “Most inventories held by the parent company, Nucor Corporation, and Nucor-Yamato Steel Company are valued using the LIFO method of accounting.” Please provide us with a more precise description of the amount of inventories held by the parent company and Nucor-Yamato Steel that are valued using LIFO vs. FIFO. If a significant portion of these inventories are valued using FIFO, please tell us the basis for applying the two different methods since you state the decision is based on the legal entity holding the inventory. Also, please tell us why you have not provided disclosure in the summary of significant accounting policies in your footnotes clearly explaining what inventory items are measured using LIFO and FIFO.

Of the total inventories held by the parent company and Nucor-Yamato Steel Company as of March 29, 2008, approximately 90% were valued

Mr. Terrence O’Brien

United States Securities and Exchange Commission

June 13, 2008

using LIFO. The 10% of inventories held by the parent company and Nucor-Yamato Steel Company that were valued using FIFO were primarily supplies that are consumed indirectly in the production process.

In future filings, we will provide the following disclosure in the summary of significant accounting policies in our footnotes:

Inventories are stated at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method of accounting represent approximately     % of total inventories as of                     , 2008 (    % as of December 31, 2007). All inventories held by the parent company and Nucor-Yamato Steel Company are valued using the LIFO method of accounting except for supplies that are consumed indirectly in the production process, which are valued using the FIFO method of accounting. All inventories held by the parent company’s other subsidiaries are valued using the FIFO method of accounting.

Management’s Discussion and Analysis, page 17

2.	We have read your response to comment 1 in our letter dated April 21, 2008. You state herein that a shift from outside sales tons to inside sales tons was caused by the March 2007 acquisition of Harris Steel, and that if you continue to acquire downstream businesses, the percentage of your steel production sold to inside customers may continue to increase. Please provide an expanded discussion of the reasons for the slight decrease in steel shipments to outside customers in 2007 and the first quarter of 2008, when steel shipments to outside customers increased significantly every year from 1998 to 2006. Provide a clearer explanation of the relationship between the acquisition of Harris Steel and the change in the amount of shipments to outside customers and a discussion of other factors underlying this change. Explain the “shift from outside sales tons to inside sales tons” in more detail. We note the amount of steel mills segment production sold to non-affiliated customers remained constant at 92% in 2006 and 2007. Clarify who would constitute an inside customer, and the impact of such increased sales on your overall net sales. Tell us whether you expect the percentage decrease in outside sales will be greater in future periods, and describe any other known trends you expect to have a material impact on future operations.

An inside customer is any business whose results of operations are required under accounting rules to be consolidated in Nucor’s consolidated statement of earnings.

Mr. Terrence O’Brien

United States Securities and Exchange Commission

June 13, 2008

In 2004, Nucor acquired a one-half interest in the rebar fabricator Harris Steel Inc., the remaining one-half interest of which was owned by Harris Steel Group Inc. (“Harris Steel). Nucor appropriately did not consolidate the investment in Harris Steel Inc., so any sales of steel from Nucor to Harris Steel Inc. or to any other of the Harris Steel companies were considered outside (external) sales. In March 2007, a wholly owned subsidiary of Nucor acquired all of the issued and outstanding shares of Harris Steel, and since that time Nucor has been consolidating the results of operations of Harris Steel in Nucor’s consolidated statements of earnings. All sales from Nucor to Harris Steel (including any sales to Harris Steel Inc.) since then have been considered inside (inter-company) sales since they must be eliminated in consolidation.

When Nucor acquires a downstream business, whether or not the increase in inside sales tons as a result of sales to that business increases total steel sales tons depends primarily on whether or not the business acquired was previously a customer of Nucor. It also depends on whether total tons sold by Nucor to the acquired business changes once the company is owned by Nucor. If the acquired company was formerly a Nucor customer, tons sold from the steel mills to that company will move from outside sales to inside sales and total steel tons sold will not necessarily increase. If the acquired company did not previously buy steel from Nucor, tons sold from the steel mills to that company will be classified as inside sales and total steel tons sold will increase by that same amount.

In future filings, we will enhance our disclosure regarding the impact of acquisitions on inside and outside sales.

3.

We note the expanded disclosure provided in response to our prior comment 2. It appears a more detailed discussion of the mechanics of the raw materials surcharge would be useful information for investors. On page 2 of the Form 10-K, you state you “successfully implemented a raw material surcharge in 2004,” which “helped offset the impact of significantly more volatile scrap prices.” In your Form 10-Q you state, “we believe the surcharge mechanism, which our customers understand is a necessary response by us to the market forces of supply and demand for our raw materials, continues to be an effective means of maintaining our margins.” Please clarify whether you are discussing a specific term in your contracts with customers or a method for adjusting prices on new customer orders. Explain the contract term or method in more detail. Also, describe any significant limitations on your ability to increase prices to compensate for increased scrap costs, including the impact on your

Mr. Terrence O’Brien

United States Securities and Exchange Commission

June 13, 2008

prices of global competition in the steel industry and the availability of competitive substitutes. Consider providing a discussion of metal spread, including how it compares to historic levels, whether you believe the current levels can be maintained, and any trends or events you expect to have a material impact on metal spread and your profit margins.

Nucor sells steel via both contracts with terms ranging from six months to two years and also in the spot market based on monthly published prices. The majority of sales (over 70%) are in the spot market. Both spot and contract pricing include the scrap surcharge.

For spot sales customers, we issue a monthly pricing letter in advance of each month in which we include both the base price and the scrap surcharge for our products. Although these spot sales are not under contract, they are largely sales to repeat customers with a long-term history of buying steel from Nucor. The pricing letters explain the impact on pricing of the surcharge and other adjustments Nucor is making to the total price of the steel. Our pricing decisions are determined not only by changes in scrap prices, but also by the supply and demand balance for steel and steel products in the market. When demand is strong, we may have a monthly increase in both the base price and the scrap surcharge. In a moderate market, the surcharge may fall and the base price may increase keeping the overall price unchanged. As we have communicated in our public filings, the surcharge mechanism helps us communicate the most volatile component of our pricing structure to our customers so that they understand why pricing sometimes moves very quickly.

For contract customers, we lock in a base price for the term of the contract, but with a monthly price adjustment tied to our monthly scrap surcharge. These contracts are unique and negotiated with each customer but in general they allow us to pass on the risk of higher scrap prices and the benefit of lower scrap prices to our contract customers.

Our prices, metal spreads, gross margins and overall profitability all reflect the market forces of supply and demand.

For future filings we propose making the following expanded disclosure (changes from first quarter 10-Q are in bold):

Changes in scrap prices are based on changes in the global supply and demand for scrap, which is tied to the global supply and demand for steel products. Demand for scrap and other raw materials has risen sharply in recent years in response to increased demand, both

Mr. Terrence O’Brien

United States Securities and Exchange Commission

June 13, 2008

domestically and internationally, for a wide range of products made from steel without a corresponding increase in the global supply of those raw materials. Our surcharges are based upon changes in widely-available market indices for prices of scrap and other raw materials. We monitor those changes closely and make adjustments as needed, but generally on a monthly basis, to the surcharges and sometimes directly to the selling prices, for our products. The majority of our steel sales are to spot market customers who place their orders each month based on their business needs and our pricing competitiveness compared with both domestic and global producers and trading companies. We also include in all of our contracts a method of adjusting prices on a monthly basis to reflect changes in scrap prices. Contract sales typically have a term ranging from 6 months to two years. Although there will always be a timing difference between changes in the costs we pay for raw materials and the pricing adjustments we make, we believe that the surcharge mechanism, which our customers understand is a necessary response by us to the market forces of supply and demand for our raw materials, continues to be an effective means of maintaining our margins.

Nucor’s margins and overall profitability are affected by the global balance of supply and demand for steel. Our margins have been much stronger since 2002 and 2003 when most domestic and global steel companies reported operating losses and many filed for bankruptcy. We believe our variable cost structure allowed us to survive those severely depressed market conditions as scrap prices fell dramatically and our incentive pay system reduced our hourly and salary payroll costs helping to offset lower selling prices. We recognize that the steel business is cyclical in nature and expect to see future changes in the balance of supply and demand impact our margins and profitability. We also recognize that the global demand for steel has been growing at close to 6% annually since 2000 reflecting the building of infrastructure in Brazil, Russia, India, China, the Middle East, Eastern Europe, Africa and other parts of Asia. We believe this growth in steel consumption is likely to last for at least several years as more of the world population becomes industrialized.

Mr. Terrence O’Brien

United States Securities and Exchange Commission

June 13, 2008

4.	We have read your response to comment 3 in our letter dated April 21, 2008. You state that the decrease in your gross margin percentage was primarily due to “the escalating prices of raw materials, including scrap and energy, and the increased LIFO charge”, as well as “DJJ’s business of collecting and processing ferrous and non-ferrous materials for resale typically operates at lower margins than Nucor has historically experienced.” In future filings, please quantify the effects of the factors you identify on revenues and gross margins to the extent material. Refer to Item 303(a)(3)(ii) of Regulation S-K.

In future filings, we will quantify the effects of the factors we identify on revenues and gross margins, to the extent material.

We hereby acknowledge the following:

•	Nucor is responsible for the adequacy and accuracy of the disclosures in our filings;

•	staff comments or changes, if any, to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	Nucor may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. We hope that our responses address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (704) 366-7000 should you have any questions or require further information.

Very truly yours,

/s/ Terry S. Lisenby

Terry S. Lisenby
Chief Financial Officer, Treasurer and Executive Vice President